[BANNER CORPORATION LETTERHEAD]

January 13, 2015

Via EDGAR and Email

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:          Banner Corporation, Walla Walla, Washington
Registration Statement on Form S-4 (Commission File No. 333-199211)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement, Banner Corporation (the “Company”) hereby respectfully requests that the above-referenced Registration Statement be declared effective at 12:00 p.m. on Thursday, January 15, 2015, or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. John F. Breyer, Jr. of Breyer & Associates PC at (703) 883-1100.

Sincerely,

/s/Lloyd W. Baker

Lloyd W. Baker
Executive Vice President and
Chief Financial Officer

cc:           David Lin, Esquire, Division of Corporation Finance, Securities and Exchange Commission